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                         July 31, 2020

       John R. Beaver
       Executive Vice President and Chief Financial Officer
       BIOLASE, Inc.
       27042 Towne Centre Drive, Suite 270
       Lake Forest, California 92610

                                                        Re: BIOLASE, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 24, 2020
                                                            File No. 333-240060

       Dear Mr. Beaver:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Angela M. Dowd, Esq.